July 10, 2025

Michael R. Cole
Chief Financial Officer
UFP Industries, Inc.
2801 East Beltline N.E.
Grand Rapids, Michigan 49525

       Re: UFP Industries, Inc.
           Form 10-K for the Fiscal Year Ended December 28, 2024
           Filed February 26, 2025
           Form 8-K Furnished April 28, 2025
           File No. 000-22684
Dear Michael R. Cole:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
 July 10, 2025
Page 2
Form 10-K for the Fiscal Year Ended December 28, 2024
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 70

1. We note your response dated May 10, 2024 to our comment letter from our prior review stating you will include and disclose management's conclusions as to the effectiveness of your disclosure controls and procedures. We also note your Form 10-
       Q filed May 7, 2025 discloses management's conclusions. However, the change was not reflected in this filing. Please tell us and amend you filing to disclose management's conclusion on whether your disclosure controls and procedures were effective at the end of the period. Refer to the guidance in Item 307 of
       Regulation S-K.
Form 8-K Furnished April 28, 2025
Exhibit 99(a), page 7

2. Your presentation on pages 7 and 8 gives the appearance of a full non-GAAP income statement. Please note that the presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Confirm to us that you will not present full non-GAAP consolidated income statements or their equivalents in future filings. Refer to Question 102.10(c) of the C&DI's on Non-GAAP Financial Measures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Kevin Woody at
202-551-3629
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing